UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       ADVANCE DISPLAY TECHNOLOGIES, INC.
        --------------------------------------------------------------
       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CORPORATE CHARTER)

                                     0-15224
                       --------------------------------
                               COMMISSION FILE NO.

                  COLORADO                            84-0969445
          ------------------------                -------------------
          (STATE OF INCORPORATION)         (IRS EMPLOYER IDENTIFICATION NO.)

                    7334 SO. ALTON WAY, BUILDING 14, SUITE F
                            ENGLEWOOD, COLORADO 80112
                     ---------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (303) 267-0111
               ---------------------------------------------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)


                                  JUNE 25, 2002

                              INFORMATION STATEMENT


                                  INTRODUCTION

      This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of Advance Display Technologies, Inc. (the "Company") as the result of the Company's proposed closing (the "Closing") of the transactions contemplated in the letter of intent (the "LOI") with Regent Worldwide Sales, LLC, a Texas limited liability company ("RWS").

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

      Following the effective date of the Closing, two new Directors would be added to the existing Board of Directors of the Company and a third and fourth may be nominated or approved for nomination after the Closing. Two of the current Directors would resign. The change in Directors is intended to be effective no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.

LETTER OF INTENT WITH RWS

      On May 23, 2002, the Company and RWS, an affiliate of Regent Entertainment, Inc. ("Regent") executed the LOI, with respect to an acquisition of RWS and financing of the Company. Regent is a motion picture studio that finances, produces and distributes television and theatrical films. RWS is a newly formed company that will succeed to Regent's film distribution business (the "Film Library"). The LOI contemplates a number of concurrent transactions, including the conversion of all or substantially all of the Company's outstanding Series C Preferred Stock into Common Stock (the "Preferred Conversion"), an $8 million private placement of equity securities by the Company (the "Offering"), the Company's acquisition of RWS and its Film Library (the "Acquisition"), the exchange of most of the Company's debt for shares of Common Stock (the "Debt Exchange"), the sale of the Company's existing technology assets for the cancellation of the remaining debt (the "Technology Sale"), and a 1-for-64 reverse stock split (collectively, the "Transaction") all of which are expected to be consummated at Closing.

      1. PREFERRED CONVERSION. As a condition to Closing, all or substantially all of the Company's Series C Preferred Stock must be converted to Common Stock at the Closing at a 1-for-1 conversion ratio. Because substantially all of the 1,843,902 outstanding shares of Series C Preferred are held by the Company's principal shareholders or their affiliates, the Company believes that the Conversion can be successfully completed as part of the Transaction.

      2. DEBT CONVERSION. At Closing, the Company will exchange approximately 75% of its currently outstanding debt owed to shareholders (the "Shareholder Debt") for shares of the Company's Common Stock, and the accrued but unpaid interest on all Shareholder Debt would be forgiven. The exchange would be effected at an average of the various exchange rates applicable to the Shareholder Debt of approximately $0.11 per share (pre-split). As a result of this debt exchange, the Company will issue 22,540,688 pre-split shares (352,201 post-split shares) in exchange for $2,468,286 of Shareholder Debt. The following table sets forth the number of pre-split and post-split shares that each of those shareholders will receive in exchange for their Shareholder Debt.

NAME OF SHAREHOLDER           PRE-SPLIT SHARES           POST-SPLIT SHARES
Gene W. Schneider               8,334,083                     130,221
Lawrence F. DeGeorge            9,581,318                     149,709
Mark L. Schneider               4,240,042                      66,251
John Cole                          46,440                         726
Bruce H. Etkin                    338,805                       5,294
                 TOTAL         22,540,688                     352,201

      3. THE EXCHANGE. At Closing, the Company's current display technology assets (the "Technology") will be sold to a newly-created entity, Fiber Display Technologies LLC ("Fiber Display"), owned by the holders of the remaining Shareholder Debt in exchange for the extinguishment of that debt. The Company would also receive a 10% royalty interest on any revenues generated by Fiber Display or its assigns from the Technology after the Closing.

      4. THE ACQUISITION. The Company will issue 5,250,000 shares of a new series of preferred stock which will have one vote per share on the election of directors and other matters (the "Series D Preferred Stock") to the owners of RWS (the "Owners") in exchange for their membership interests in RWS, and, in turn, the Film Library. The Series D Preferred Stock issued to the Owners will be convertible into 2,625,000 post-split shares of Common Stock at any time at the election of the Owners (two preferred shares will yield only one common share upon conversion). Any such conversion of the Series D Preferred Stock to Common Stock would reduce the Owners' voting power accordingly. In the absence of any conversion, however, the Series D Preferred Stock will comprise a majority of the voting shares of the Company after the Transaction. The Owners' voting interest will be greater than their financial interest (around 34% of the Company's total equity) because the Common Stock and the preferred stock comprising the Series D Preferred Stock will vote together as a single class on the election of directors and other matters.

      5. THE OFFERING. The Company must also sell at least $8,000,000 in equity securities in a private placement by the date of Closing in order to consummate the rest of the Transaction. According to the LOI, such equity securities would consist of 2,062,500 post-split shares of Common Stock and 2,062,500 shares of Series E Preferred Stock, a new series of 8% voting convertible preferred stock (the "Offering Preferred") sold as Units. The Offering Preferred will be immediately convertible into shares of post-split Common Stock on a 1-for-1 basis and will automatically convert into Common Stock on a 1-for-1 basis if, at any time after the one-year anniversary of the Closing, the closing price for the Common Stock has traded higher than $4.50 for 30 consecutive trading days. The proceeds of the Offering would be used to pay closing costs, meet the operating needs of the Company and its new subsidiary and to pay off a $1.3 million production line of credit which encumbers the Film Library.

      The Company, RWS and the placement agent may agree to increase the size of the Offering by as much as ten percent (10%), or $800,000.

      6. BRIDGE LOAN. A portion of the proceeds of the Offering may also be used to repay one or more bridge loans aggregating as much as $350,000 which have been or will be made to the Company by one or more existing shareholders (the "Bridge Lenders") to defray the costs of the Transaction and other pre-existing obligations of the Company (the "Bridge Loan"). In addition to repaying the Bridge Loan with ten percent (10%) interest, the Company will issue to each Bridge Lender one post-split five year Common Stock purchase warrant exercisable at 120% of the Offering price for every $2.50 loaned by that Bridge Lender. As additional consideration for the Company's issuance of such warrants, all shares of the Company's Common Stock (including the Common Stock underlying the warrants) owned by the Bridge Lenders will be subject to a six-month "lock-up" period beginning at Closing. The "lock-up" would prevent any sale of the Bridge Lenders' Common Stock on Nasdaq or other public securities markets without the Company's consent but would not restrict qualified private resales of restricted securities to institutional investors.

      7. LOCK-UP WARRANTS. The Company will issue to those shareholders who beneficially owned 5% or more of the Company's Common Stock before the Acquisition and the Offering (calculated as if the Preferred Conversion, the Debt Exchange and the Technology Sale had already occurred but the Acquisition and the Offering had not) (the "Former 5% Holders") an aggregate of 50,000 post-split five year Common Stock purchase warrants exercisable at 120% of the Offering price. As partial consideration for the issuance of these warrants, all of the Former 5% Holders will agree to subject all of their shares of Common Stock (including the Common Stock underlying the warrants) to a six-month "lock-up" period beginning at the Closing.

      8. PLACEMENT AGENT AND FINANCIAL ADVISOR COMPENSATION. At Closing, the Company, Brean Murray & Co., Inc. ("Brean") and 17th Street Strategic Advisors ("SSSA") agree that the Company will pay Brean a cash fee at Closing equal to seven percent (7%) of the proceeds raised in the Offering, and issue 412,500 post-split five year Common Stock purchase warrants exercisable at 120% of the Offering price to Brean or its designee. The Company will also pay a financial advisory fee of $200,000 and issue 52,500 post-split shares of the Company's Common Stock to SSSA. Brean will also have the right to nominate or approve the nomination of one new member of the Company's Board of Directors for a period of two (2) years following the Closing.

      9. RWS CREDIT FACILITY. While the LOI provides that, at or before Closing, RWS will have obtained a new line of credit in the amount of approximately $7.5 million (the "Credit Facility"), with approximately $4.2 million drawn down at Closing, RWS and the Company have since agreed that obtaining the Credit Facility is not a pre-condition to Closing.

      10. RIGHT OF FIRST NEGOTIATION. At Closing, RWS will have a non-cancelable, fully assignable right of first negotiation for a period of ten
(10) years to acquire and/or distribute all completed motion pictures produced by Regent Productions, LLC, or any other production company controlled by, or affiliated with, Regent, or its successors or affiliates, on terms to be negotiated in each case.

      11. REVERSE STOCK SPLIT. The Company's Board of Directors must effect a 1-for-64 reverse stock split of the Company's Common Stock as a condition to Closing. The Company's shareholders approved the reverse stock split on June 17, 2002. The Board reserved the right to decline to effect the reverse stock split, however, if it determines, in its sole discretion, that doing so would not be in the best interests of the Company and its shareholders. It is unlikely, however, that the Board will decline to effect the reverse stock split if the Transaction actually closes on terms similar to those provided in the LOI or if another comparable transaction is negotiated and consummated.

      12. POST-TRANSACTION MANAGEMENT. Upon consummation of the Transaction, the Company will begin doing business as World Entertainment Networks, Inc. Its subsidiary, RWS, will become World Media Sales, LLC. The Company's senior management after the Transaction will be comprised of Stephen P. Jarchow as CEO and Chairman of the Board, Matthew Shankle as Chief Operating Officer, and Paul Colichman as President. The foregoing officers will enter into employment agreements with the Company carrying a base salary of $150,000 per annum and five year terms. Mr. Shankle will devote 100% of his work availability to the Company, and each of Mr. Jarchow and Mr. Colichman will devote 50% of their respective work availability to the Company. The employment agreements will provide for increased compensation upon the successful launch and profitable operation of channel and VOD services.

FAILURE TO CLOSE TRANSACTION

      The LOI does not bind RWS or the Company or any of the other parties to the Preferred Conversion, the Debt Exchange or the Technology Sale to enter those various transactions or to enter into any part of the Transaction.

      The Closing of the Transaction is also contingent upon, among other things, the Company's satisfaction with the results of its due diligence investigation of RWS. The Company has begun its due diligence investigation of RWS and the Film Library but has not yet obtained reliable information concerning the assets, liabilities, financial condition or projected future revenues and earnings of RWS. If the Company is not satisfied with the composition or value of the Film Library or the financial condition or prospects of RWS, the Company's Board of Directors may elect not to proceed with the Transaction. If the Closing does not occur, the Board of Directors will not change in the manner described herein.

CHANGE OF CONTROL

      If the Transaction is completed, and an entity owned by Messrs. Jarchow and Colichman are issued 5,250,000 shares of Series D Preferred Stock convertible into 2,625,000 post-split shares of Common Stock as contemplated by the LOI, then the current shareholders would own approximately 9.9% of the outstanding post-split shares. An entity owned by Messrs. Jarchow and Colichman would have an ownership interest in approximately 34.8% of the outstanding post-split shares and would have a majority of the voting shares.

ROUNDING UP OF FRACTIONAL SHARES.

      As a result of the 1-for-64 reverse stock split, if and when effected by the Board of Directors, each 64 issued shares of the Company's Common Stock held on the record date will automatically be converted into 1 share of Common Stock. No fractional shares will be issued and no cash will be paid for fractional shares. Instead, each fractional share will be rounded up to a whole share.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth as of May 31, 2002, certain information regarding the equity securities of the Company beneficially owned by any person who is known to the Company to be the beneficial owner of 5% or more of such securities, and, in addition, by each Director and Executive Officer of the Company, and by all Directors and Executive Officers of the Company as a group. Information as to beneficial ownership is based upon statements furnished to the Company by such persons. The voting securities of the Company consist of (i) Common Stock which is entitled to one vote per share, and (ii) Series C Preferred Stock which has no voting rights with respect to matters on which the holders of shares of Common Stock are entitled to vote, and one vote per share with respect to only those matters on which holders of Series C Preferred Stock are entitled to vote by law. As of May 31, 2002, there were 23,774,275 shares of Common Stock outstanding and 1,843,902 shares of Series C Preferred Stock outstanding. Unless otherwise stated, all shares are owned directly by the reporting person. For purposes of this disclosure, the amount of the securities beneficially owned is the aggregate number of shares of the Common or Series C Preferred Stock outstanding on such date plus the aggregate amount of Common Stock which could be issued upon the exercise of stock options or conversion of all derivative securities within 60 days of such date.

      The numbers shown in the table below do not reflect the proposed 1-for-64 reverse stock split.

                                     Amount                               Amount
                                      and                                   and
                         Title of   Nature of    Percent     Title of    Nature of    Percent
Name and Address          Class     Beneficial      of         Class     Beneficial      of
of Beneficial Owner      --------   Ownership     Class      --------    Ownership     Class
-------------------                 ---------    ------                  ----------   -------

William W. Becker         Common     1,873,369      7.9%      Series C     197,278      10.7%
Box 143                  $.001 Par                           Preferred
Grand Cayman Island      ("Common")                         ("Preferred")
British West Indies




                                     Amount                               Amount
                                      and                                   and
                         Title of   Nature of    Percent     Title of    Nature of    Percent
Name and Address          Class     Beneficial      of         Class     Beneficial      of
of Beneficial Owner      --------   Ownership     Class      --------    Ownership     Class
-------------------                 ---------    ------                  ----------   -------

                         Common(2)  17,532,249     47.2%     Preferred         -0-       -0-
Lawrence F. DeGeorge(1)
140 Intracoastal
Pointe Drive
Suite 410
Jupiter, FL 33477

Bruce H. Etkin           Common(3)   3,908,502     16.0%     Preferred     341,978      18.5%
1512 Larimer St., No.
325
Denver, CO 80202

G. Schneider Holdings     Common     4,941,959     20.8%     Preferred     520,420      28.2%
Co.
4643 S. Ulster, Suite
1300
Denver, CO 80237

Gene W. Schneider(1)     Common(4)  17,996,856     48.9%     Preferred(4)  520,420      28.2%
4643 S. Ulster, Suite
1300
Denver, CO 80237

Louise H. Schneider      Common(5)   4,941,959     20.8%     Preferred(5)  520,420      28.2%
4643 S. Ulster, Suite
1300
Denver, CO 80237

Mark L. Schneider(1)     Common(6)  14,715,194     47.4%     Preferred(6)  784,652      42.6%
4643 S. Ulster, Suite
1300
Denver, CO 80237

Carla G. Shankle         Common(7)   4,941,959     20.8%     Preferred(7)  520,420      28.2%
7334 South Alton Way,
Ste. F
Englewood, CO 80112

Matthew W. Shankle(1)    Common(8)     500,000      2.1%     Preferred         -0-       -0-
7334 South Alton Way,
Ste. F
Englewood, CO 80112

Tina M. Wildes           Common(9)   4,941,959     20.8%     Preferred(9)  520,420      28.2%
4643 S. Ulster, Suite
1300
Denver, CO 80237

All current Executive   Common(10)  45,802,340     79.0%     Preferred(11) 784,652      42.6%
Officers and Directors
as a Group (4 Persons)

(1)   Executive Officer or Director

(2) Includes 13,349,740 shares underlying convertible promissory notes owned by Mr. DeGeorge. The notes are convertible at prices ranging from $.05 to $.30 per share until October 15, 2002 unless the notes are called sooner by the Company.

(3) Includes 661,046 shares underlying convertible promissory notes owned by Mr. Etkin. The notes are convertible at $.1615 per share until October 15, 2002 unless the notes are called sooner by the Company.

(4) Includes 13,054,897 shares underlying convertible promissory notes owned by Mr. Schneider. The notes are convertible at prices ranging from $.05 to $.30 per share until October 15, 2002 unless the notes are called sooner by the Company. Also includes 4,941,959 shares of Common Stock and 520,420 shares of Series C Preferred Stock owned by G. Schneider Holdings Co. of which Mr. Schneider serves on the Executive Committee.

(5) Includes 4,941,959 shares of Common Stock and 520,420 shares of Series C Preferred Stock owned by G. Schneider Holdings Co. of which Ms. Schneider serves on the Executive Committee.

(6) Includes 7,264,062 shares underlying convertible promissory notes owned by Mr. Schneider. The notes are convertible at prices ranging from $.05 to $.30 per share until October 15, 2002 unless the notes are called sooner by the Company. Also includes 4,941,959 shares of Common Stock and 520,420 shares of Series C Preferred Stock owned by G. Schneider Holdings Co. of which Mr. Schneider serves on the Executive Committee.

(7) Includes 4,941,959 shares of Common Stock and 520,420 shares of Series C Preferred Stock owned by G. Schneider Holdings Co. of which Ms. Shankle serves on the Executive Committee.

(8) Consists of 500,000 options to purchase Common Stock at $.1615 per share which expire in 2008.

(9) Includes 4,941,959 shares of Common Stock and 520,420 shares of Series C Preferred Stock owned by G. Schneider Holdings Co. of which Ms. Wildes serves on the Executive Committee.

(10) Includes 33,668,699 share underlying convertible promissory notes. The notes are convertible at prices ranging from $.05 to $.30 per share until October 15, 2002 unless any note is called sooner by the Company. Also includes options to purchase 500,000 shares of Common Stock that are currently exercisable at $.1615 per share which expire in 2008. Also includes 4,941,959 shares owned by G. Schneider Holdings Co.

(11)  Includes  520,420  shares  of  Preferred  Stock  owned  by G.  Schneider
      Holdings Co.

                                LEGAL PROCEEDINGS

      No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, are currently pending. Also, the Company is not aware of any legal proceedings in which any Director, Officer, any owner of record or beneficially of five percent of any class of voting securities of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

                        DIRECTORS AND EXECUTIVE OFFICERS

      As described above, in connection with the Transaction, Messrs. Jarchow and Colichman will become Directors, and Gene W. Schneider and Matthew W. Shankle will remain as Directors. Mr. Schneider has indicated, however, that he expects to resign from the Company's Board of Directors in the foreseeable future. In particular, he stated that he will resign before the Company enters into a definitive agreement with United Programming, Inc. ("UPI"), a wholly owned subsidiary of UnitedGlobalCom, Inc. ("UGC") or any other affiliate of UGC, including but not limited to any agreement relating to the channel creation joint venture proposed by a non-binding letter of intent with UPI. According to Mr. Schneider, he would resign from the Company's Board to ensure that there is no conflict of interest, or even the appearance of impropriety, from his respective roles at UGC and the Company. In any event, Mr. Schneider will continue to abstain from any vote of the Board of Directors of the Company, UGC or any UGC affiliate relating to a proposed or actual transaction involving the Company and UGC or any UGC affiliate.

      The Company intends to add at least one more person to its Board of Directors who will qualify as an independent director under various rules of the SEC, Nasdaq and IRS applicable to publicly held companies. In addition, according to the placement agent agreement with Brean Murray & Co., Inc. (the "Placement Agent") who is conducting the Offering, the Placement Agent has the right to nominate or approve the nomination of one new member of the Board of Directors for a period of two (2) years following the Closing. It is expected that the person nominated or approved by the Placement Agent will qualify as an independent director under such rules. In that event, the Company may elect to add another independent director besides the one approved by the Placement Agent or may instead decide to defer the nomination of another independent director indefinitely.

      The following information relates to the Directors and Officers of the Company ("World Entertainment Network, Inc." or "WENET") upon consummation of the proposed Transaction and their appointment after the filing and delivery of this Schedule 14f:

DIRECTORS AND OFFICERS     AGE               POSITION WITH THE COMPANY

Stephen P. Jarchow         51                Chairman of the Board, Chief
                                             Executive Officer

Paul Colichman             40                Director, President

Matthew W. Shankle         41                Director, Chief Operating Officer

Peter Ratican              58                CFO, Treasurer and Secretary

Gene W. Schneider          75                Director

      Each of the Directors will serve a term of office which will continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Each of the Officers will serve a term of office which will continue until the next annual meeting of the Board of Directors and until his successor has been duly elected and qualified.

      Mr. Shankle is the son-in-law of Mr. Schneider.

                               BUSINESS EXPERIENCE

STEPHEN P. JARCHOW - CHAIRMAN & CEO, WORLD ENTERTAINMENT NETWORKS, INC. ("WENET"), WORLD MEDIA SALES, LLC ("WMS")

      Mr. Jarchow is a well-regarded senior motion picture executive with over 20 years of experience in successful real estate and entertainment ventures. He practiced law for several years and subsequently was a partner with a large real estate development company, Lincoln Property Company, and a senior managing director with a major investment banking firm, Bear Stearns & Co. He has been a participant in over 200 real estate partnerships and a principal in over $2 billion in financings. Mr. Jarchow has been involved in the production and distribution of over 60 motion pictures and has been primarily responsible for acquiring a motion picture library of 3,500+ titles. He has taught entertainment law for many years and is the author of five books and numerous articles and monographs. Mr. Jarchow will spend 50% of his time developing digital Pay-TV channels for WENET and 50% producing motion pictures for Regent.

PAUL COLICHMAN - PRESIDENT, DIRECTOR, WORLD ENTERTAINMENT NETWORKS, INC., DIRECTOR WORLD MEDIA SALES, LLC

      Mr. Colichman is considered to be one of the premier creative executives and producers of reasonably budgeted motion pictures for theatrical and television release. He has over 15 years of experience in the entertainment business with IRS and Regent Entertainment and has been involved in the production and/or distribution of over 100 motion pictures. These films include the critically acclaimed One False Move, My New Gun, Music of Chance, Gas Food Lodging, Tom and Viv, Twilight of the Golds, and Gods and Monsters. He has also created and/or produced numerous hours of television, including talk shows, live events and series. Mr. Colichman will spend 50% of his time developing digital Pay-TV channels for WENET and 50% producing motion pictures for Regent.

MATTHEW W. SHANKLE - COO, DIRECTOR, WORLD ENTERTAINMENT NETWORKS, INC., DIRECTOR WORLD MEDIA SALES, LLC

        Mr. Shankle has been President of the Company since September of 1998. After the Closing of the Transaction, he will become Chief Operating Officer. Prior to his role as President of the Company, he served as an operations consultant for several high tech R&D/manufacturing subsidiaries of Telxon Corporation, a NASDAQ listed company. He was also employed by Virtual Vision, Inc. as the R&D/manufacturing facility development specialist. Mr. Shankle began his career at Lockheed Missiles and Space in the San Diego area. Mr. Shankle will be responsible for managing the WENET relationship with UPI, as well as coordinating administration of WENET with Mr. Ratican (see below). He will also develop and maintain WENET's future Pay-TV provider relationships. Mr. Shankle is the son-in-law of Gene W. Schneider. After the Closing, Mr. Shankle will serve as the conflicts manager providing oversight and approval of contracts to be entered into between WENET or WMS and Regent.

PETER RATICAN - CFO, TREASURER AND SECRETARY, WORLD ENTERTAINMENT NETWORKS, INC., COO, CFO, WORLD MEDIA SALES, LLC

      Mr. Ratican will be responsible for administration and financial management of WENET and WMS. He has been a senior level executive for over 30 years with diversified in-depth experience in the health care and entertainment industries. Mr. Ratican practiced as a certified public accountant and senior audit manager with Price Waterhouse. He held senior financial executive positions with a major studio, MCA/ Universal, and a major independent film organization, DEG. He served as Chairman and CEO of a large publicly held health maintenance organization, Maxicare Health Plans, Inc.

GENE W. SCHNEIDER - DIRECTOR, WORLD ENTERTAINMENT NETWORKS, INC.

        Gene W.  Schneider  became  Chairman  and Chief  Executive  Officer of
UnitedGlobalCom,   Inc.  ("UGC")  at  its  inception  in  February  2001.  Mr.
Schneider has served as Chairman of UGC Holdings since May 1989 and has served as Chief Executive Officer of that company since 1995. He also serves as an officer and/or director of various direct and indirect subsidiaries of UGC, including a director of ULA since 1998 and an advisor to the supervisory board of UPC since 1999. In addition, from 1995 until 1999, Mr. Schneider served as a member of the UPC Supervisory Board. Mr. Schneider has been with UGC and UGC Holdings since their inception in 2001 and 1989, respectively. Mr. Schneider is also the Chairman of the Board for Advance Display Technologies, Inc. and a director of Austar United.

      Mr. Schneider has indicated, however, that he expects to resign from the Company's Board of Directors in the foreseeable future. In particular, he stated that he will resign before the Company enters into a definitive agreement with UPI or any other affiliate of UGC, including but not limited to any agreement relating to the channel creation joint venture proposed by the non-binding letter of intent with UPI. According to Mr. Schneider, he would resign from the Company's Board only to ensure that there is no conflict of interest, or even the appearance of impropriety, from his respective roles at UGC and the Company. In any event, Mr. Schneider will continue to abstain from any vote of the Board of Directors of the Company, UGC or any UGC affiliate relating to a proposed or actual transaction involving the Company and UGC or any UGC affiliate.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Gene W. Schneider, Mark L. Schneider, Lawrence F. DeGeorge and Matthew W. Shankle are currently Directors of the Company. Mr. DeGeorge and Mr. Mark Schneider will resign effective with the election of Messrs. Jarchow and Colichman as Directors.

      As of May 31, 2002, Messrs. Schneider, DeGeorge and Schneider had loaned $1,144,353, $1,207,030 and $476,710, respectively, including certain accrued interest, for which they received 10% convertible, redeemable promissory notes of the Company with conversion rates from $.05 to $.30. In addition, subsequent to June 30, 2001, Messrs. Gene Schneider and DeGeorge had loaned $90,000 and $390,000, respectively, for which they received 10% demand notes. Interest expense associated with notes to directors was $274,750 and $327,616 for the fiscal years ended June 30, 2001 and 2000, respectively. For 2000, interest expense includes $139,640 imputed interest which relates to immediately convertible debt that was issued at a conversion price below the quoted market price of the Company's Common Stock. As of May 31, 2002, $936,389 of interest expense had accrued on these notes.

      Messrs. Gene Schneider, through G. Schneider Holdings Co., and Mark Schneider own shares of the Company's Series C Preferred Stock. As part of the Transaction, the Company's Series C Preferred Stock held by Messrs. Gene Schneider and Mark Schneider will be converted into shares of the Company's Common Stock on a 1-for-1 basis.

      As described above, Messrs. Schneider, DeGeorge and Schneider hold promissory notes from the Company (the "Notes"). As part of the Transaction, Messrs. Schneider, DeGeorge and Schneider will (i) convert 75% of the principal of their Notes into shares of Common Stock, (ii) exchange 25% of the principal of their Notes for rights to the Technology, and (iii) forgive all interest accrued on their Notes.

      Management of the Company is of the opinion that the terms and conditions of the foregoing transactions were or would be no less favorable for the Company than could be obtained from unaffiliated third parties. At May 31, 2002, the Company had payables totaling $22,067 due to Mr. Shankle.

      As described above, Messrs. Gene Schneider and Mark Schneider currently are Directors and debt holders of the Company, and Mr. Shankle is the son-in-law and brother-in-law, respectively, of Gene Schneider and Mark Schneider. After the Transaction, the Company intends to enter into a proposed channel creation joint venture with UPI. Mr. Gene Schneider is currently a director of UPI and is Chairman of the Board and Chief Executive Officer of UGC. Mr. Mark Schneider is the President of UPI and a director of UGC.

      Mr. Gene Schneider has indicated, however, that he expects to resign from the Company's Board of Directors in the foreseeable future. In particular, he stated that he will resign before the Company enters into a definitive agreement with UPI or any other affiliate of UGC, including but not limited to any agreement relating to the channel creation joint venture proposed by the non-binding letter of intent with UPI. According to Mr. Schneider, he would resign from the Company's Board to ensure that there is no conflict of interest, or even the appearance of impropriety, from his respective roles at United and the Company. In any event, Mr. Schneider will continue to abstain from any vote of the Board of Directors of the Company, UGC or any UGC affiliate relating to a proposed or actual transaction involving the Company and UGC or any UGC affiliate.

      Messrs. Jarchow and Colichman will begin serving as Directors of the Company after the Closing. Mr. Jarchow has made a loan to RWS which currently has a principal amount of $1,481,285. In addition, Messrs. Jarchow and Colichman, together, have made a loan to RWS which currently has a principal amount of $250,000. These two loans are secured by certain titles in the RWS' Film Library.

           SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires the Company's Executive Officers and Directors, and persons who own more than ten percent of the Company's outstanding securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the exchange on which its securities are listed for trading. Those persons are required by regulations promulgated under the Exchange Act to furnish the Company with copies of all reports filed pursuant to Section 16(a). The Company is not aware of any untimely filed reports for fiscal 2001.

                 BOARD COMMITTEES AND OTHER BOARD INFORMATION

      The Company does not currently have an audit, nominating or compensation committees. Instead, the Board itself performs such functions. The Board did not hold any meetings in fiscal 2001, instead all corporate actions were taken by unanimous written consent of the Directors.

               COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      Stephen P. Jarchow, Paul Colichman and Mark R. Harris entered into five
(5) year employment contracts with Regent on June 1, 1997 which were to terminate June 1, 2002. These agreements provided for compensation of $250,000 per annum which was paid to each executive. Effective August, 2001, Mr. Harris and Regent reached an agreement whereby Mr. Harris would leave his employment with Regent and pursue other opportunities. As part of Mr. Harris' departure, he and Messrs. Jarchow and Colichman agreed to take their remaining compensation under the existing contracts as stock and stock options in Regent. This arrangement leaves Mr. Jarchow and Mr. Colichman free to earn compensation from Regent and to enter into employment contracts with the Company.

      Prior to entering into the employment contracts with Regent, Mr. Jarchow and Mr. Colichman received salaries of $150,000 per annum plus bonuses related to production and distribution efforts.

      During its last fiscal year ended June 30, 2001, the Company paid compensation only to one officer, its President and Chief Executive Officer, Matthew W. Shankle. Mr. Shankle received $83,827 in fiscal year 2001, $75,808 in fiscal year 2000, and $73,000 in fiscal year in 1999. Mr. Shankle was appointed President of the Company effective September 14, 1998. From October 3, 1997 until his appointment as President, Mr. Shankle served as Vice President of the Company. Prior to his appointment as Vice President, he received approximately $35,343 in consulting fees for marketing, research and development.

      In connection with the Closing, each of Messrs. Jarchow, Colichman and Shankle will enter into employment agreements with the Company. Each employment agreement has a term of five years and a salary of $150,000, with additional compensation available at the discretion of the Board of Directors. Mr. Shankle will devote 100% of his work availability to the Company, and Mr. Jarchow and Mr. Colichman will devote 50% of their work availability to the Company.

                              DIRECTOR COMPENSATION

      No fees are currently paid to Directors for attendance at meetings of the Board of Directors. However, members are reimbursed for expenses to attend the meetings.

                           INCORPORATION BY REFERENCE

      The LOI was filed as an exhibit to the Company's report on Form 8-K dated May 23, 2002 which was filed with the Commission and is incorporated by reference herein. A copy of that exhibit to the Form 8-K is available by first class mail or other equally prompt means within one business day of a written or oral request of a shareholder addressed to Matthew W. Shankle, President, 7334 South Alton Way, Suite F, Englewood, Colorado 80112 (303) 267-0111. The Commission also maintains a web site at http:/www.sec.gov/edgarhp.htm that contains the Form 8-K, the exhibits filed with the Form 8-K, and other information concerning the Company which have been electronically filed by the Company with the Commission.

                                   SIGNATURES

      In accordance with Section 13 of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned who is authorized to do so.

                                    ADVANCE DISPLAY TECHNOLOGIES, INC.


Dated:  June 25, 2002               By:/s/Matthew W. Shankle
                                       Matthew W. Shankle, President